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INSERT A-Scudder Advisor Funds N-SAR 77. D)


At the October 2004 Board meeting, the Board of Directors approved permitting each of the tax free money market funds (including Tax Free Money Fund Investment and NY
Tax Free Money Fund Investment) to increase the limit in municipal trust receipts from 25% to 35%.







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